# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Palmer Square Capital BDC Inc., CIK 0001794776
CUSIP: 69702V107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas (KS), 66205
Date of event which requires filing of this statement: 05/27/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001806230

## Reporting persons
- 1248 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 0; shared voting power 1,562,896; sole dispositive power 0; shared dispositive power 1,562,896; aggregate amount beneficially owned 1,562,896 (5.02% of the class)
  Comment: 1248 Holdings, LLC ("1248 Holdings")
- BFFV19, LLC: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); member of a group; sole voting power 0; shared voting power 1,391,817; sole dispositive power 0; shared dispositive power 1,391,817; aggregate amount beneficially owned 1,391,817 (4.47% of the class)
  Comment: BFFV19, LLC ("BFFV19")
- Martin Christopher Bicknell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,139,713; sole dispositive power 0; shared dispositive power 3,139,713; aggregate amount beneficially owned 3,139,713 (10.09% of the class)
  Comment: Martin Christopher Bicknell (Mr. Bicknell)
- MCHC, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 185,000; sole dispositive power 0; shared dispositive power 185,000; aggregate amount beneficially owned 185,000 (0.59% of the class)
  Comment: MCHC, LLC ("MCHC")

## Item 1. Issuer
Name of issuer: Palmer Square Capital BDC Inc.
Address of issuer's principal executive offices: 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas 66205

## Item 2. Person Filing
Name of person filing:
1248 Holdings, LLC ("1248 Holdings")
BFFV, LLC ("BFFV")
MCHC, LLC ("MCHC")
Martin Christopher Bicknell (Mr. Bicknell)

1,562,896 shares are owned directly by 1248 Holdings. 1,391,817 shares are owned directly by BFFV. 185,000 shares are owned directly by MCHC. Mr. Bicknell is the Elected Manager of each of the entities that collectively own all of the outstanding membership interests of BFFV and has sole voting and dispositive power over the shares owned by 1248 Holdings. Mr. Bicknell is the sole member of MCHC. Thus, Mr. Bicknell may be deemed to be an indirect beneficial owner of the shares owned by each of BFFV, 1248 Holdings, and MCHC.
Address of principal business office or, if none, residence: The address of the principal offices of 1248 Holdings and the business address of Mr. Bicknell is 4622 Pennsylvania Ave, Ste 600 Kansas City, MO 64112. The principal office of BFFV and MCHC is 5700 W. 112th St. Ste 500, Overland Park, KS 66211.
Citizenship:
1248 Holdings is a Missouri limited liability company.
BFFV is a Kansas limited liability company.
MCHC is a Kansas limited liability company.
Mr. Bicknell is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Based on Palmer Square Capital BDC Inc.'s Form 10-Q for the quarter ending March 31,2026, there were 31,120,814 shares of common stock issued and outstanding as of May 5, 2026:

1,562,896 shares deemed beneficially owned by 1248 Holdings
1,391,817 shares deemed beneficially owned by BFFV
185,000 shares deemed beneficially owned by MCHC
3,139,713 shares deemed beneficially owned by Mr. Bicknell
Percent of class:
5.02% deemed beneficially owned by 1248 Holdings
4.47% deemed beneficially owned by BFFV
0.59% deemed beneficially owned by MCHC
10.09% deemed beneficially owned by Mr. Bicknell
Sole power to vote or to direct the vote:
1248 Holdings - 0
BFFV19 - 0
MCHC- 0
Mr. Bicknell - 0
Shared power to vote or to direct the vote:
1248 Holdings - 1,562,896
BFFV19 - 1,391,817
MCHC- 185,000
Mr. Bicknell - 3,139,713
Sole power to dispose or to direct the disposition:
1248 Holdings - 0
BFFV19 - 0
Mr. Bicknell - 0
Shared power to dispose or to direct the disposition:
1248 Holdings - 1,562,896
BFFV19 - 1,391,817
MCHC- 185,000
Mr. Bicknell - 3,139,713

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

## Signatures
- 1248 Holdings, LLC: /s/ Christian Scharosch, Christian Scharosch, Authorized Signatory (05/29/2026)
- BFFV19, LLC: /s/ Martin C. Bicknell, Martin C. Bicknell, Manager (05/29/2026)
- Martin Christopher Bicknell: /s/ Martin C. Bicknell, Martin Christopher Bicknell, Manager (05/29/2026)
- MCHC, LLC: /s/ Martin C. Bicknell, Martin Christopher Bicknell, Manager (05/29/2026)